Exhibit 12.1

Atlas Air Worldwide Holdings, Inc.

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock

(in thousands, except ratios)

(Unaudited)

	For the Quarter Ended March 31,	For the Years Ended December 31,
	2012	2011	2010	2009	2008	2007
Earnings
Income before income taxes	$18,174	$156,989	$233,110	$124,096	$110,221	$132,735
Distributed income of equity investees	—	1,369	—	—	650	—

Adjusted pre-tax earnings	18,174	158,358	233,110	124,096	110,871	132,735
Add:
Total fixed charges from below	27,996	99,819	94,412	98,388	106,261	100,568
Less:
Capitalized interest, net of amortization	5,938	27,452	16,373	12,215	11,282	4,489
Total fixed charges included in income before income taxes	22,058	72,367	78,039	86,173	94,979	96,079

Earnings before fixed charges	$40,232	$230,725	$311,149	$210,269	$205,850	$228,814

Fixed charges
Interest expense, including capitalized interest	$13,963	$42,120	$40,034	$44,731	$49,986	$44,732
Portion of rentals representative of interest factor (a)	14,033	57,699	54,378	53,657	56,275	55,836

Total fixed charges (b)	$27,996	$99,819	$94,412	$98,388	$106,261	$100,568

Ratio of earnings to fixed charges	1.4	2.3	3.3	2.1	1.9	2.3

Adjustment for preferred stock dividends	$—	$—	$—	$—	$—	$—

Ratio of earnings to combined fixed charges and preferred stock (c )	1.4	2.3	3.3	2.1	1.9	2.3

(a) Estimated interest component of operating rentals represents an appropriate portion of rentals representative of the interest factor for operating lease rentals.

(b)    Interest expense includes amounts capitalized, amortization of debt expense and discounts / premiums relating to indebtedness and does not include interest on uncertain tax positions, which is included in income tax expense / (benefit).

(c) The ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges as there was no preferred stock outstanding.